LOAN SERVICING AGREEMENT
(PAYABLE)

This Loan Servicing Agreement is made as of the 1st day of April, 2004 by and between Inland Retail Real Estate Trust, Inc. ("Trust"), a Maryland corporation, and Inland Mortgage Servicing Corporation ("Servicer"), an Illinois corporation.

RECITALS

A.   The Trust is a real estate investment trust controlling numerous commercial properties financed with numerous lenders and desires to retain Servicer to provide loan payment services for the Trust.

B.   The Servicer is in the business of providing loan payment, loan receipt and related loan services and is willing to provide loan payment services to the Trust on the terms hereinafter set forth.

NOW THEREFORE, in consideration of the payment of Ten Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.   <u>Recitals</u>. The recitals set forth above are hereby incorporated herein by reference.

2.   <u>Term</u>. THIS AGREEMENT SHALL BE FOR AN INITIAL TERM OF ONE (1) YEAR COMMENCING ON APRIL 1, 2004 AND ENDING MARCH 31, 2005 AND SHALL CONTINUE THEREAFTER FROM YEAR TO YEAR UNLESS TERMINATED AS HEREINAFTER PROVIDED.

3.   <u>Exclusive Servicer</u>. During the term hereof, Servicer shall be the exclusive loan payable servicer for the Trust and this Agreement shall be effective for all loans encumbering real properties owned directly or indirectly by the Trust during the term of this Agreement. Attached hereto as Exhibit A is a schedule of all loans presently encumbering Trust real properties. Trust will promptly provide servicer with copies of notes and other loan documents in its possession as Servicer may request. As and when Trust obtains real estate loans after the date hereof, Trust shall promptly advise Servicer and provide Servicer with copies of notes and other loan documents in its possession as Servicer may request. Trust shall execute such directions and notices as Servicer may request to advise Trust's lenders that Servicer is Trust's loan payables servicer.

4.   <u>No Servicer Advances</u>. Servicer's duties shall include remitting principal and interest payments, tax and insurance deposits, and other deposits and reserves as may be required for payment under Trust loans from funds first deposited with Servicer as hereinafter required. Servicer is and shall be under no obligation

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whatsoever to advance any of its own funds for or on behalf of Trust to any lender of Trust. Any default occurring under any Trust loans resulting from Trust not timely depositing required funds with Servicer as hereinafter provided shall be and be deemed a default caused by Trust and not by Servicer and Servicer shall have no liability to Trust as a result of such default.

5.   Trust's Deposits.

(a)   As to each loan, upon receipt of the note and other loan documents evidencing regular payments due a lender, Servicer will notify the Trust or its designated managing agent of the required regular payments for principal and interest, tax and insurance escrow deposits, and any other payments due for the loan ("Loan Payment Schedule"). As and when Servicer is notified of a change in required loan payments by the lender, Servicer will promptly notify Trust of the change. As to variable interest rate loans, Servicer shall promptly notify Trust, or its designated managing agent, of the changes.

(b)   Not later than seven (7) business days prior to the date a loan payment is due, the Trust or its designated managing agent shall remit to Servicer the full amount of such payment as set forth on the Loan Payment Schedule. Servicer will be under no obligation to make any loan payment in less than the full amount due and, accordingly, Trust's failure to provide the full amount of funds due under the Loan Payment Schedule will not require Servicer to make any partial payment or allocate principal, interest or deposits among funds received from the Trust in mitigation of any charges that may accrue to Trust for less than a full payment being made to a lender; provided, however if there are sufficient funds available in the Reserve, hereinafter defined, Servicer will, and is hereby authorized by Trust, to withdraw from the Reserve funds necessary to effect full payment to the lender.

(c)   Funds deposited by Trust with Servicer for loan payments shall be deposited in one or more accounts maintained by Servicer for the benefit of Trust in either national or state banks. Such accounts shall be interest bearing and interest earned shall be paid to the Trust quarterly upon request. Within three (3) business days after the date hereof, Trust shall deposit with Servicer an adequate reserve ("Reserve") which shall be maintained as a reserve account to cover any late or short Trust deposits given to Servicer so that Servicer may timely make loan payments due. Trust shall promptly increase the Reserve as needed. All such accounts shall be deemed trust accounts maintained for the benefit of Trust and shall not be deemed established or maintained for the benefit of Servicer nor shall the funds therein be or be deemed the funds of Servicer.

6.   <u>Loan Payments</u>. Provided that Trust has made its required deposits or that there are sufficient funds within the Reserve, Servicer, on behalf of Trust and from Trust funds on deposit with Servicer, shall timely make loan payments for each loan as set forth on the Loan Payment Schedules. Upon request of Trust and upon receipt of the deposits therefore, Servicer shall make any additional payments as may be required to be made to the lender, such as insurance or condemnation proceeds.

7.   <u>Accounting Statements</u>.

(a)   Servicer shall keep a complete and accurate account of, and apply in accordance with the terms of the loans being serviced, all sums collected by Servicer from the Trust or its designated managing agent on account of each loan as allocated for principal, interest, tax and insurance escrow deposits and other payments or deposits.

(b)   Servicer shall submit to the Trust at least annually an accounting of the balances of the deposits held on behalf of the Trust in each account, together with a certificate that all disbursements made on behalf of the Trust, and all payments required to be made hereunder, have been made, with exceptions, if any, disclosed.

(c)   Upon the Trust's request and following reasonable notice, Servicer shall furnish a statement of its financial condition, and shall give the Trust or its authorized representatives opportunity at any reasonable time during business hours to examine and make copies of Servicer's books and records as same relate to the loans and other matters which are the subject of this Agreement.

8.   <u>Additional Servicer Duties</u>. Provided the same are timely given to Servicer, Servicer will timely forward financial statements of the Trust, operating statements of its real properties and other reports to lenders. Servicer shall forward to Trust requests for information received from lenders, provided, however, Servicer shall be under no obligation to furnish any requested information except as it applies to loan payments made by Servicer on behalf of the Trust as herein provided. Servicer will use commercially reasonable efforts to forward to Trust other notices it may receive from lenders pertaining to loans being serviced by Servicer, but shall have no liability for late or non-receipt of such notices by Trust. Servicer will exercise commercially reasonable efforts to deal with assertions by lenders of non-receipt or late receipt of loan payments that are or were to be remitted to lender by Servicer. Servicer will not be responsible for any late payment charges or default interest payments except in

the event Servicer was negligent in timely effecting loan payments when sufficient funds from the Trust were on deposit with the Servicer.

9. <u>Loan Modifications/Prepayments/Final Payments</u>. Servicer will not be responsible for effecting modifications, amendments or other changes to loan agreements. These activities shall remain the responsibility of Trust and the Trust shall promptly notify Servicer of any loan modifications, providing Servicer with complete document copies thereof. Servicer shall have no liability for loan payments not made in accordance with loan modifications not timely given to Servicer. Upon timely receipt of funds therefore, including prepayment premiums and penalties, and accrued interest, Servicer shall remit prepayments to lenders. Trust shall promptly inform Servicer of any loan prepayments made by Trust not through Servicer. As to loan payoffs and final loan payments, Servicer will request and examine lender payoff statements and discuss and use commercially reasonable efforts to resolve discrepancies therein with lenders. Servicer will not be liable for its inability to resolve such disputes and Trust will remain liable for the payment of any disputed funds due. Servicer will promptly remit to Trust tax, insurance, reserve or other deposits returned to Servicer by lenders whose loans have been paid off. Servicer will request the return of the canceled documents and necessary releases upon payoff of a loan.

10. <u>Servicer Compensation</u>. In consideration of the services rendered by Servicer under the terms of this Agreement, Servicer shall be entitled to a monthly fee for each month during the term of this Agreement calculated as follows: $175.00 per month, per loan. However, if the total number of loans drops below 100, the rate will increase to $200.00 per month, per loan. Servicer shall make the foregoing calculations and bill Trust accordingly. The monthly fee due shall be paid by Trust to Servicer within two (2) days after receipt of each billing. All monthly compensation shall be deemed fully earned on the first day of each month. There shall be no proration of monthly compensation in the event this Agreement is terminated on any day other than the last day of a month.

11. <u>Assignment</u>. Servicer may assign this Agreement to a wholly owned subsidiary of Servicer or to an affiliate of Servicer under common ownership with Servicer ("Qualified Assignee"). This Agreement may not be assigned by Servicer to a non-Qualified Assignee without the express written consent of Trust, which consent shall not be unreasonably withheld or unduly delayed.

12. <u>Termination</u>.

   (a)   This Agreement may be terminated by Trust upon written notice to Servicer and payment of the Termination Fee, hereinafter defined, in the event that any of the following (termination for cause) shall occur:

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(i)   Servicer becomes insolvent or bankrupt or is placed under conservatorship or receivership or admits in writing its inability to meet its obligations as they become due.

(ii)   Servicer shall assign or attempt to assign this Agreement to a non-Qualified Assignee without the prior written consent of Trust.

(iii)   Servicer on a continuing basis shall default in the performance of its duties and obligations under this Agreement, provided however, Trust shall first give Servicer written notice of such default and Servicer shall have ten (10) days to cure such default to the reasonable satisfaction of Trust.

(b)   This Agreement may be terminated by Trust without termination for cause upon not less than sixty (60) days prior written notice to Servicer and upon payment of the Termination Fee.

(c)   This Agreement may be terminated by Servicer for any reason upon not less than thirty (30) days written notice to Trust.

(d)   Trust recognizes that Servicer has incurred considerable time and expense in setting up accounts and procedures to fulfill its obligations hereunder and that the Servicer is entitled to reasonable compensation for the recovery of its costs of such investments ("Termination Fee"). For termination of this Agreement under Section 12 (a) hereof, the Termination Fee shall be equal to the sum of the immediately two (2) months of monthly compensation, as determined under Section 10 hereof, preceding the date of Trust's termination notice and the payment thereof shall to Servicer shall be included with Trust's termination notice, such termination notice not being deemed effective in the absence of the inclusion of the Termination Fee. For termination of this Agreement under Section 12 (b) hereof, the Termination Fee shall be equal to the sum of the immediately six (6) months of monthly compensation, as determined under Section 10 hereof, preceding the date of Trust's termination notice and the payment thereof shall to Servicer shall be included with Trust's termination notice, such termination notice not being deemed effective in the absence of the inclusion of the Termination Fee. There shall be no Termination Fee due if Servicer terminates this Agreement.

(e)   Upon termination of this Agreement for any reason, Servicer shall cooperate with Trust to effect an orderly turner of accounts and/or funds of the Trust to the Trust or to its appointed servicer ("Replacement

Servicer"); provided however, (i) Servicer shall not be required to turnover or disclose any of its proprietary software, account methodology or similar business procedures and processes and (ii) all compensation due Servicer by Trust under the terms of this Agreement shall have been fully paid. Trust and/or the Replacement Servicer shall be responsible for properly notifying Trust's lenders of the change of servicer and for effecting the loan payments next due after termination of this Agreement. Upon turnover of accounts and funds to Trust and/or the Replacement Servicer, Servicer shall provide Trust with an accounting of the funds and accounts turned over together and a final accounting of loans being serviced by servicer including escrow and reserve balances held by lenders. At the request of Trust and its expense, Servicer shall provide a copy of Servicer's loan files to Trust and/or Replacement Servicer.

(f) Trust and/or Replacement Servicer shall be responsible at their cost for obtaining loan status/estoppel letters from lender. Any claims made by Trust against Servicer for any discrepancies between Servicer's final accountings and lender's statements of their account balances must be made in writing and be given to Servicer not later than the forty fifth (45th) day after the termination of this Agreement otherwise such claims shall be barred and Servicer's final accountings shall be and be deemed accepted by Trust as true, complete and accurate.

13. No Agency. Servicer's status under this Agreement is that of an independent contractor and not as an agent of Trust and Servicer shall not have the power to bind the Trust in the absence of a written appointment of agency issued by Trust and accepted in writing by Servicer.

14. Fidelity Insurance. Servicer currently maintains and shall continue to maintain during the term hereof, fidelity and errors and omissions insurance in commercially reasonable amounts and with recognized insurance carriers. Servicer will provide evidence to Trust upon request.

15. Notices. All notices, requests or demands to be given under this Agreement from one party to the other (collectively, "Notices") shall be in writing and shall be given by personal delivery, or by overnight courier service for next Business Day delivery at the other party's address set forth below, or by telecopy transmission at the other party's facsimile telephone number set forth below with evidence of completed transmission. Notices given by personal delivery (i.e. by the sending party or a messenger) shall be deemed given on the date of delivery, Notices given by overnight courier service shall be deemed given upon deposit with the overnight courier service and Notices given by telecopy transmission shall be deemed given on the date of transmission. If any party's address is a business, receipt by a receptionist, or by any person in the employ of

such party, shall be deemed actual receipt by the party of Notices. The term, Business Day, means any day other than Saturday, Sunday or any other day on which banks are required or are authorized to be closed in Chicago, Illinois. The parties' addresses are as follows:

To Trust:

> Inland Retail Real Estate Trust, Inc.
> 200 Waymont Court, Suite 126, Unit 10
> Lake Mary, FL 32746
> Attn: Barry Lazarus
> Fax No. (407) 474-7451

To Servicer:

> Inland Mortgage Servicing Corporation
> 2901 Butterfield Road
> Oak Brook, IL 60523
> Attn: Frances C. Panico
> Fax No. (630) 218-5278

A party's address for notice may be changed from time to time by notice given to the other party in the manner herein provided for giving notice.

16. <u>Trust Authorization</u>. Trust hereby represents and warrants to Servicer that this Agreement and the terms hereof have been approved by all necessary corporate authority of Trust and is in compliance with all regulatory requirements to which the Trust is subject.

17. <u>Miscellaneous.</u>

(a)   This Agreement constitutes the entire agreement between the parties. It supersedes any prior agreement or understandings between them, and it may not be modified or amended in any manner except by an amendment in writing signed by the parties.

(b)   This Agreement and the rights of the parties hereunder shall be governed by and interpreted in accordance with the laws of the State of Illinois.

(c)   Except as herein otherwise specifically provided, this Agreement shall be binding upon and shall inure to the benefit of the parties and their successors and assigns.

(d)   If any provision of this Agreement, or the application of such provision to

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any person or circumstance shall be held invalid, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those to which it is held invalid, shall not be effected thereby.

WHEREFORE, the parties hereto have executed this Agreement by their duly authorized officers as of the date first above written.

INLAND RETAIL REAL ESTATE TRUST, INC.

By:_/s/ Barry L. Lazarus_____
Its:_____

INLAND MORTGAGE
SERVICING CORPORATION

By:_Frances C. Panico_____
Its:___President_____

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